Dehaier Medical System Limited Company Presentation

About Us Dehaier Medical, founded in 2003, is a leading China-based manufacturer and distributor of professional medical equipment as well as homecare medical products. Headquartered in Beijing $11.06 million in registered capital.

§Company has been a key distributor and after-sale agent for renowned international medical players such as eVent/Kontron/IMD/JMS/Timesco/Heyer and welch Allyn.

§Company completed two rounds of private financing in 2003 and 2007 and then completed US IPO in 2010 (NASDAQ: DHRM).

NASDAQ Ticker Symbol:	DHRM
Headquarters	Beijing
Industry	Healthcare
Segment	Medical Equipment
Target Markets	Hospitals / Home Healthcare
P/E (as of 3/20/2013)	2.71
Recent Price (14/10/2013)	$2.36
Shares Outstanding	4.62 Million
Market Value (14/10/2013)	$10.9 Million
Fiscal Year End	December 31

Our Vision “Our goal is to be a leading manufacturer and provider of medical equipment in China and to continue our growth into an internationally recognized provider of sleep respiratory and oxygen therapy products and services”

Ping Chen, CEO and President, Dehaier Medical Systems, Ltd. 3

Experienced Management Team

德海尔医疗 Dehaier Medical



Ping Chen, CEO & President.

- 20 years experience in medical device R&D and distribution.
- Founded Beijing Dehaier Medical Technology Co. in 2003.
- Bachelor's degree from National University of Defense Technology. Master's degree in Beijing University of Aeronautics and Astronautics.

Li Sun, VP, Sales Director
more than 10 years of previous sales and marketing experience in international medical equipment companies.

Aileen Qi, VP
previously served as senior financial manager at Dehaier for over 9 years.

Jingli Li, CFO
Previously worked as International Certified Internal Control Manager at Dehaier. Former auditor at KPMG. Rich experience of PRC GAAP and US GAAP.

Fei Dong, COO
more than 20 years of experience in the healthcare industry.

Jinglei Dong, Marketing Director
rich experience of international trade.

Bingguo Zhang, R&D Director
more than 10 years of experience of R&D in medical equipment industry .

Xiaobing Chen,Manufacture Director
more than 20 years of experience in the manufacture and R&D.

Ling Cheng, Registration Manager
14 years of medical equipment industry. Rich experience of registration process of China.

Mingzhe Song, PR Manager more than 10 years of experiences in PR and Corporate Communications. Joined in Dehaier since 2005.

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Company Milestones – Stable and Steady Growth

德海尔医疗 Dehaier Medical

2003 | 2006 | 2007 | 2009 | 2010 | 2012 | Future

Medical Equipment Business

- *Existing powerful sales channels across the nation*
- *Medical Equipment Centralized Procurement Projects NEW!*
- *Continuance of imported medical devices distribution*

Sleep Respiratory and Oxygen Therapy Business

- *Stable growth in China and expand global market*
- *Oxygen Therapy Products Portfolio NEW!*
- *Efficient Oxygen Supplement System NEW!*
- *Effective Sleep Diagnostic System NEW!*

Company founded in 2003 with subsidiary structure, ***completed Series A*** fundraising,

In 2006, ***completed Series B*** Fundraising. In 2007 company entered into the respiratory and oxygen therapy business.

Initiated overseas marketing in 2009; ***completed IPO*** and NASDAQ listing in 2010, subsidiary structure (not VIE).

Continuing medical equipment business and enhanced the strategy of boosting the ***sleep respiratory and oxygen therapy business***

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Business Overview 6

德海尔医疗 Dehaier Medical

Medical Equipment Business----Medical Equipment Distribution

Medical Equipment Products

- Operating Room Products
- Respiratory Products
- Imaging Products
- Air Compressor
- Other Products

Medical Equipment



- Event Inspiration Ventilator
- RADIUS R9/S9 Mobile C-arm X Ray Machine
- Explorer 5500 C-arm (Proprietary MegaPixels)
- Heyer Narkomat Anaesthesia Machine
- Kontron ORSA5B Anaesthesia Machine(Proprietary)
- Heyer Ultrasonic Atomizer
- DHR 280 Air Compressor

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After-Sales Service Distributed Products 3,000 hospitals and clinics Sales Marketing SFDA Registration

§Sales Model: Direct sales force combined with outstanding distribution network

§Marketing Team: Professional marketing staff with over 20 sales offices across China

§Dealer Resources: Cooperation with over 2,000 domestic distributors and dealers

§Customer Resources: Partnerships with more than 3,000 hospitals and clinics

§International Business Relationships: Distributor or business partner with a number of well-known international medical equipment firms

8 *Certain branded equipment distributed per procurement projects, not via distribution agreements. Medical Equipment Business----Medical Equipment Distribution

n National Development and Reform Committee spending $5.5 billion to support development of over 2,000 hospitals at the county level.

State-level contracted projects Strong government Public Relation Industrial insider and expert resources Competitive bidding capability Over 10 project experience 9 Medical Equipment Business----Bulk Procurement Projects

Efficient Supplement System Features:

ØTrigger Freely

Ø Breathing Simultaneously

Ø High Efficiency and Convenient

Ø Increase oxygen saturation (SpO2) rapidly

Mobile Oxygen Concentrator Device FRP Tank EASE II Air Pressure Regulator Oxygen Mask Using portable oxygen device, connecting portable gas bottle or oxygen supply piping system, the patients trigger the oxygen valve opening and closing with spontaneous breathing. 10 Oxygen Therapy Business – EOS System

Oxygen Therapy Business – Market Segments & Products

德海尔医疗 Dehaier Medical

Integrated Marketing Solutions of Efficient Oxygen Supplement System

✓ Dehaier will provide whole coverage of unique and safe oxygen applications according to each specific market divisions and targeted customers.



Hospital

- EOS System I
- EASE II used in oxygen supply pipe/emergency room/ICU etc.



High Altitude Stress

- EOS System IV
- Oxygen Tank 0.2L-2L


急 救 站

Emergency Treatment

- EOS System II Portable
- Oxygen Supplement System II （First-aid Kit）



Homecare and Home First-Aid

- EOS System V
- Homecare oxygen concentrator



Disaster Relief and National Defense

- EOS System III (Mobile & Self-supplying)
- Integrated functions of generating oxygen, tanking, and supplying



Trauma Pain Relief

- EOS System VI（nitrous oxide-oxygen mixture）
- Ease pain immediately and ease pain without side-effect

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§3 products have obtained CE Mark for sales in EU

§ Medical Air Compressor

§ Oxygen Concentrator

§ Sleep Diagnostic Device

§Products are sold in more than 20 countries worldwide

§Cooperating with several renowned US and European companies to market Dehaier products

§Established several distribution agreements for homecare medical products in Europe

§Build brand awareness through frequently participating in international exhibitions

International Business

§In compliance with ISO13485, Dehaier operates from a 7,200 square-foot research and development center in Beijing and a 32,000 square foot assembly facility in Changping Science Park of Beijing.

§R&D personnel include doctors graduated from top universities, senior electronic and mechanical engineers with years of experiences, along with clinical experts from large-scale hospitals.

§Dehaier continues to make great efforts at expanding its intellectual property portfolio and currently has a number of product patents and relevant software copyrights.

§Dehaier provides unique customized technical service product solutions according to individual client’s needs, covering designing and manufacturing products. Our clients include Bird/Bear/eVent/Covidien, Ohmeda/MUEFA/Drager/Siemens/Stephan/Teama/Hamilton/HEYER and UTAS.

State of the Art Facility in Beijing Changping Hi-Tech Park 13 ISO:13485

New Business Initiative

Sleep Respiratory Business- What is OSAS?

德海尔医疗
Dehaier Medical

The OSA phenomenon occurs when soft tissue in the rear of the throat collapses, thus closing the airway causing the sleeper to stop breathing.

OSAS Risks：

◆Consumption 2 times more medical resources than healthy people；

◆3 times apoplexy；

◆Depression: more than 50% of OSAS patients suffer from Depression；

◆Arrhythmia: almost 80% of OSAS patients have Bradycardia; 57%-74% of patients have VPB; 10% of patients have second degree atrioventricular.

Relevance with chronic disease ：

- ☐ 40-70% of obese patients；
- ☐ 56% of hypertension；
- ☐ 35% of coronary disease；
- ☐ 77% of Diabetes mellitus II



Obstructive Sleep Apnea (OSA) is most common sleep apnea in the world, accounting of 84% of total sleep disorder patients.

X syndrome: It is a combination of medical disorders that, when occurring together, increase the risk of developing cardiovascular disease and diabets.

[1]"Sleep Apnea: What Is Sleep Apnea?" NHLBI: Health Information for the Public. U.S. Dept of Health and Human Services. 2009-05. Retrieved 2010-08-05.
[2]Richard, Ron, Gay MD, Peter, Farrell PhD, Peter. "The Economics of Sleep-Disordered Breathing." RT: For Decision Makers in Respiratory Care. June 2006.
[3]Hirshkowitz, PhD, DABSM, Max. "The Clinical Consequences of Obstructive Sleep Apnea and Associated Excessive Sleepiness." The Journal of Family Practice. August 2008.
[4]Aronsohn MD, Renee, Whitmore BA, Harry, Van Cauter PhD, Eve, Tasali MD, Esra. "Impact of Untreated Obstructive Sleep Apnea on Glucose Control in Type 2 Diabetes." Dept. of Medicine, The Univ. of Chicago. December 2009.
[5]Morgenthaler TI, Kagramanov V, Hanak V, Decker PA (9-2006). "Complex sleep apnea syndrome: is it a unique clinical syndrome?". Sleep 29 (9): 1203–9. PMID 17040008. Lay summary – Science Daily (9-4-06).

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ESD System

& CPAP 16 Market Analysis

uOver 3000 people die from OSAS related disease each day,

uOSAS is the main factor causing hypertension , at least 30% of hypertensive have OSAS,

uOver 80% of OSAS sufferer have bradycardia , and 57%-74% of OSAS patient have VPB ——”Chinese Sleep Medicine”

Market Size 12,000 50,000 0 10000 20000 30000 40000 50000

60000 OSA patients

USA China 4,800 500 0 1000 2000 3000 4000 5000 6000 Diagonised patients

3,000 100

0 500 1000 1500 2000 2500 3000 3500 Treated patients Unit：Thousand of patients Disease Estimated number of patients in China Estimated number of patients in the global Market Analysis

Dehaier Products >50 million

>120 million

Multiple-channels to collect bio-data, Automatically record and upload data. Easy to use. Wireless to upload data and feedback with report automatically. Chinese website with membership log in. Powerful database management. Products and Service Dehaier is aimed to the leading provider of products and services of diagnosis, treatment and evaluation of Obstructive Sleep Apnea (OSAS) in China.

Current Product ---PSG and PMD

uCurrently, the Golden Standard to diagnose and report OSAS is Polysomnography PSG.

uIn the meantime, there are sleep diagnosis device PMD. However, they are lack of accuracy comparing with PSG.

Using PSG Uses have to wear multiple channels to sleep at hospital for one night Using PSG It brings barriers for users to fall asleep and requires high standard and devotion to nurses and doctors. PMD requires to detect the oro-nasal airflow, but it is not accurate enough to diagnose OSAS. Using PMD

19 Advantage V.S. Disadvantage PSG	Morpheus Ox
Environment	Sleep center/ Hospital	No environment limits, home, travelling or in hospital
Channels	More than 7 channels and 10 lead electrodes	3 channels and only one finger PPG sensor
Accuracy	Golden Standard	18 patents with CE &FDA approval, satisfactory clinical data
Efficiency	uLimited by the number of PSG and sleep bed uoperated manually	No amount limits, and generate diagnosis report automatically
Cost	Domestic device: ￥100,000-￥200,000 Imported Device：￥300,000-￥500,000	Free device and consumable items only
Network	No network function	Mobile Medical and Intellegence Application
Patient Management	Unable to share between hospitals, doctors	Powerful patient database and free to share with hospitals and doctors

Expensive PSG Requires Hospital Sleep lab, including specialty equipment and trained professional staff. 18 leads cause Uncomfortable and time consuming diagnosis and analysis Can Not locate the Target Customer 20 Device Hospital Patient CPAP Company Free System and Product. Cheap Disposables. Used at home User-friendly Only watch-sized and friendly device. Obtain diagnosis report in less than 5 minutes. Powerful Patient Management Database

Advantage V.S. Disadvantage PSG

Dehaier

1. Design 2. Wearing SFDA Submission Confirmation 3. Package Sleep Holter

Sleep Holter The new model of Sleeping Holter can record the following signals:

ü1. PPG – photoplethysmograph

ü2. Blood saturation

ü3. HR – Heart Rate

ü4. Snoring

ü5. Activity

Workstation 4. Workstation 5. Portable workstation SFDA Submission Confirmation

Consumable PPG Sensor SFDA Approval 6. PPG Sensor Front Back 7. Encryption chip

1. CPAP 3. By-Level Auto CPAP 2. By-level CPAP 4. PAP Pressure Airometer 5. CPAP (NEW) CPAP Series CPAP machine：

Evaluation Service Morpheus Ox Treatment Evaluation Service

Marketing Plan

Market Size And Status u According to the survey, There are 50 million people in China sufferring OSAS. Among them, less than 5% have been treated due to lack of sufficient medical resources and devices. u The market has grown slowly due to a lack of accurate and efficient diagnostic and evaluation equipment and technology. Target Market: 1200 hospitals 161

What We Offer Dehaier to offer the Efficient Sleep Diagnostic system with sleeping holter kits, totally valued at $180,000 , to hospitals and sleep institutions. uAutomatically recording uSleep Clinical Database uManagement System

Sleeping Holter + PPG Sensor Diagnosis Report Cooperation with Hospitals
Chinese PLA General Hospital(301)
Air Force General Hospital, PLA
Navy General Hospital, PLA
General Hospital of Armed Police Forces
China-Japan Friendship Hospital
Beijing Chaoyang Hospital
Total 33 First-Class Hospitals in Beijing

Business Models uBusiness Model: Focus on Distribution with small portion direct sales uDevelopment Plan: Focus on 1200 First-class hospitals across the country OSAS Relevant departments (such as: Cardiology, Endocrinology, ENT) will lead growth. Sleep Diagnosis CPAP Sales Treatment Evaluation and Service Body Check Center üSleeping centers üOSAS related clinical department üMedical institute üTreatment evaluation service üVIPs ü Follow-up/value-added service üInternationally renowned CPAP üNationally renowned CPAP üDehaier’s CPAP ü Body-check centers ü CPAP ü Treatment evaluation service

Marketing Plan STEP 1 •Cover distinguished hospitals in Beijing, Shanghai, Guangzhou •Launch campaign of seminars or training course among doctors/ experts STEP 2 •Build strong sales & marketing team •Cooperate with powerful PAP distributors STEP 3 •Widespread across whole country with the support of distributors Dehaier doctor patient CPAP distributor hospital A Healthy and Close Relationship with Market Player in Sleep Medicine! RESPIRONICS RESMED GE BREAS WEIMANN 46 Distributors Nationwide 64 Distributors Nationwide

Marketing Strategy Product Strategy Expert Relationship Staff Training Information Support 32 Team Structure Morpheus Ox Team Structure Sales Director Marketing Director Regional Director R&D & Registration North South Southwest Northeast Regional Director Northwest Middle west Physical Check Centers Hospital Sales Team Physical Check Centers Team Regional Distributor Domestic Market International Market Admin & Support Marketing Promotion Public Relation Channels Maintenance Agent Admin Device Admin Contract Admin Technology Support Sleep Holter R&D Engineer Registration Manager CPAP IT Director Server Workstation software website Sleep Holter and softwware CPAP 10 Staff 8 staff 7 Staff Business Development

Dehaier Medical Systems, Ltd. No. 45 Yongan Road, Science Park, Changping District, Beijing 102200, China http://www.dehaier.com.cn Thank You!

Appendix Qualifications and Certificates

Qualifications and Certificates

 u From 2009 to 2015, certified as National High-tech Enterprises u From 2009 to 2015, certified as Beijing Zhongguancun High-tech Enterprises u From 2007 to 2008 , certified as ICBC A+ Credit Rating Enterprises u Membership of Beijing Zhongguancun Enterprises Credit Promotion Association Qualifications and Certificates

Government Projects and Business Chances Dehaier has earned its strong industry and cooperated with a variety of government agencies and world-renowned domestic and international companies. 37 Strategic Cooperation with Heyer eVent Visit to Dehaier Signing Ceremony with CDB Strategic Cooperation with Taiyo Nippon and Beijing Orient Gas company Seminar with WideMed Seminar with GCE, a Sweden company

Signing Ceremony Photos

Signing Ceremony Photos

Selected Photos of Sleep Diagnosis Seminar

Snapshot of 2010 NASDAQ listing